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Brad A. Green, P.C.	United States
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October 14, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Eric Envall

Tonya Aldave

Re:	Warburg Pincus Access Fund, L.P.

Registration Statement on Form 10-12G

Filed August 29, 2025

File No. 000-56778

Dear Ladies and Gentlemen:

On behalf of Warburg Pincus Access Fund, L.P., a Delaware limited partnership (the “Fund”), transmitted for filing with the U.S. Securities and Exchange Commission (the “Commission”) as EDGAR correspondence are the Fund’s responses to the comments of the staff of the Commission (the “Staff”) provided to the undersigned by the Staff by letter dated September 23, 2025. The Staff’s comments related to the Fund’s Registration Statement on Form 10 under the Securities Exchange Act of 1934, as amended, filed on August 29, 2025 (File No. 000-56778) (the “Registration Statement”). For your convenience, set forth below are the Staff’s comments and the Fund’s responses thereto. Please note that we have not independently verified information provided by the Fund and that statements about the Fund or otherwise regarding actions or acknowledgments of the Fund are based on representations from the Fund. Page references correspond to the pages of the Registration Statement. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

Business, page 6

1.

Staff comment: We note your disclosures that you have not yet commenced investment operations and activities and you intend to commence the private offering and begin investment operations over the next 12 months. Please expand your business section to include a plan of operations for the next twelve months. In the discussion of your planned activities, include specific information regarding material events or steps required to pursue your planned activities, including any contingencies such as raising funds.

Response: The Fund will revise the disclosure as requested.

Austin Bay Area Beijing Boston Brussels Chicago Dallas Frankfurt Hong  Kong Houston London Los Angeles Miami Munich Paris Philadelphia Riyadh Salt Lake City Shanghai Washington, D.C.

Warburg Pincus Access Fund, L.P.

October 14, 2025

Compensation of the Manager and General Partner, page 13

2.

Staff comment: We note that the manager and general partner will be entitled to receive various types of fees. Please revise this section to include a table summarizing all compensation payable to the manager and general partner. To the extent management fees or performance allocation features include non-industry terms, please revise to clarify.

Response: The Fund will revise the disclosure as requested, and will add cross references to the requested table where appropriate.

Investment Process

Sourcing, page 17

3.

Staff comment: We note your disclosure referring to Warburg Pincus’s “almost 60-year history, combined with deep experience in key industry sectors and global markets.” Please provide more detailed information regarding the manager’s background, including its key personnel, previous roles in managing funds, performance history and any sector specific expertise.

Response: The Fund will revise the disclosure to provide more detailed information regarding the Manager’s background and prior history. The Fund respectfully notes that information regarding the key personnel of Warburg Pincus who will provide services to the Fund, including the Fund’s Investment Committee, is included in “Item 5—Directors and Executive Officers.”

Managing Exits, page 18

4.

Staff comment: Please revise this section to provide more details regarding the factors that you will consider when evaluating liquidity and exit opportunities. For illustrative purposes only, discuss any quantitative factors or benchmarks that you may utilize when determining that it may be prudent to take action.

Response: The Fund will revise the disclosure as requested.

Repurchase Program, page 24

5.	Staff comment: Please provide us with your analysis as to the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your repurchase program.

Response: The Fund acknowledges that it is responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E under the Exchange Act, to its Repurchase Program.

The Fund believes that its Repurchase Program is not an “issuer tender offer” subject to the tender offer rules, including Rule 13e-4 and Regulation 14E, under the Exchange Act. This conclusion is based on an analysis of the factors identified in Wellman v. Dickinson,1 and applied in subsequent cases by the SEC and the Staff in determining what constitutes an “issuer tender offer” for purposes of the tender offer rules under the Exchange Act.

[1]	Wellman v. Dickinson, 475 F. Supp. 783 (S.D.N.Y. 1979).

Warburg Pincus Access Fund, L.P.

October 14, 2025

As discussed in more detail below, the Fund believes that repurchases of Units pursuant to its Repurchase Program do not implicate the concerns that the tender offer rules are intended to address. The purpose of the Fund’s Repurchase Program is to provide Unitholders with ongoing liquidity. The terms of the Repurchase Program will be fully disclosed to potential investors prior to their purchase of the Fund’s Units. Throughout the quarterly Unit repurchase window, Unitholders will be notified of the most recent quarterly repurchase price and most recently published NAVs per Unit for each Class of Units through the Fund’s website and/or through current or periodic reports filed by the Fund, and will have ample time to submit their repurchase request or, if they had previously submitted their repurchase request, to withdraw such request if desired. The quarterly Unit repurchase window is expected to commence on the first business day of the first month of each calendar quarter, and Units will be repurchased at a price equal to the NAV of the applicable Class as of the last calendar day of the calendar quarter in which such repurchase window opening date occurs. Unitholders will have until the repurchase cutoff time, which will be 5 p.m. Eastern Time at least 10 business days prior to the relevant quarter-end, to submit or withdraw any repurchase requests and, consequently, the repurchase window will remain open nearly the entire quarter.

These terms of the Fund’s Repurchase Program, including full disclosure of the time in which to make decisions, withdrawal rights and proration in the event a repurchase offer is oversubscribed, collectively reduce pressure on Unitholders and mitigate the concerns that the tender offer rules were intended to address. Because the Repurchase Program is not an “issuer tender offer” based on an analysis of the Wellman factors, the structural protections generally afforded to Unitholders under the tender offer rules are unnecessary for the protection of the Unitholders.

Analysis of the Wellman Factors

An analysis of the Wellman factors demonstrates that the Fund’s Repurchase Program should not be viewed as an “issuer tender offer” subject to the tender offer rules under the Exchange Act. Set forth below is an application of these factors to the Repurchase Program.

(i) Active and widespread solicitation of public stockholders for the shares of an issuer. The Fund will not engage in an active and widespread solicitation for the repurchase of its Units. The Repurchase Program will be described in the Fund’s private placement memorandum (“PPM”), and any communications to Unitholders identifying changes to such Repurchase Program will be communicated through supplements to the PPM, current or periodic reports filed by the Fund with the SEC and/or via the Fund’s website. The Fund respectfully submits that this disclosure is required by the Exchange Act and is provided to make Unitholders aware of the existence of the Repurchase Plan, rather than to solicit the repurchase of Units. The Fund will not make any other significant

Warburg Pincus Access Fund, L.P.

October 14, 2025

public communications about the Repurchase Program except as contained in or related to the PPM and its supplements, offering materials used in connection with the private placement of the Fund’s Units, required communications in periodic and current reports filed under the Exchange Act, the dissemination of the quarterly repurchase price and publication of the NAVs per Unit of each Class of Units on the Fund’s website and in periodic and current reports filed under the Exchange Act, and communications required by the Repurchase Program itself. Unitholders who desire to have all or a portion of their Units repurchased by the Fund will do so of their own volition and not at the behest, invitation or encouragement of the Fund. The Fund will not solicit or encourage Unitholders to request repurchase of their Units. The role of the Fund in effectuating repurchases under the Repurchase Program will be ministerial and will merely facilitate the full or partial exit by unitholders from their investment in the Fund.

(ii) The offer to purchase is made at a premium over the prevailing market price. No premium will be paid over the prevailing market price by the Fund for any Units repurchased. The repurchase price will be the quarter-end NAV for the Class of Units being repurchased, and the offering price for the purchase of such Classes of Units as of the next Subscription Date (i.e., the first day of the following month) will be the same quarter-end NAV for such Class of Units, plus applicable selling commissions. Further, there will be no established regular trading market for the Fund’s Units. The unit repurchase program will be terminated in the event the Fund’s Units are listed on a national securities exchange or included for quotation in a national securities market. Because there is no established trading market and the offering price and repurchase price each quarter are equal (except that selling commissions are not included in the calculation of the repurchase price), this factor does not apply.

(iii) The solicitation is made for a substantial percentage of the issuer’s stock. As noted above, the Fund will not actively solicit repurchases under the Repurchase Program. The Repurchase Program limits repurchases in any calendar quarter to 5% of the Fund’s aggregate NAV attributable to the Units as of the close of the previous calendar quarter. The Fund respectfully submits that the presence of such limitations means there is no reasonable likelihood that the Repurchase Program will have the effect of the Fund repurchasing a “substantial percentage” of its Units in any quarter. Under the Repurchase Program, the maximum number of Units that may be repurchased over any 12-month period will represent approximately 20% of the Fund’s aggregate NAV.

As noted above, the Fund’s Repurchase Program provides Unitholders with a means of liquidity in respect of their investment in the Fund. Accordingly, the Fund respectfully submits that its Repurchase Program does not exist for the same reasons that issuers typically conduct tender offers. The Fund intends to continuously raise capital through a continuous private offering and use the net proceeds to achieve its investment objectives. Repurchasing units decreases funds available for such investment objectives and reduces the Fund’s aggregate NAV, which creates a disincentive for the Fund to repurchase Units.

Warburg Pincus Access Fund, L.P.

October 14, 2025

(iv) The terms of the offer are firm, rather than negotiable. The terms of the Fund’s Repurchase Program are firm with respect to the process by which Unitholders may request repurchases. While the repurchase price is not negotiable, it is not fixed at a specified amount for the duration of the Repurchase Program, in perpetuity (e.g., $20 per Unit), but rather it is determined as of the end of the quarter in which the repurchase window opening date occurs, under normal circumstances based on the quarter-end NAV per Unit determined using an established methodology. The Fund believes that this feature is not indicative of a tender offer because the firmness of the terms of the Repurchase Program will not increase pressure on Unitholders to request repurchase of their Units, as repurchases will be made at the applicable NAV per Unit. The pressure on investors that Rule 13e-4 is designed to reduce is that which is caused by “a high premium with a threat that the offer will disappear within a certain time.”2 Where these factors exist, firmness of the terms of the offer may have the effect of exacerbating the coercive pressure on investors. However, as previously discussed, the Fund’s Repurchase Program will not offer Unitholders a premium for their Units and the Fund intends that the Repurchase Program will exist indefinitely (subject to the authority of the Fund’s General Partner in its reasonable discretion to suspend the Repurchase Program under specified circumstances (including the approval of the Independent Directors) or to make modifications to promote its proper and fair operation).

Additionally, the Fund believes that NAV-based pricing for its Repurchase Program should have the effect of mitigating pressure because Unitholders will know that they can request to have their Units repurchased by the Fund as of the end of any quarter, under normal circumstances, at the NAV per Unit as of such quarter-end. In a typical tender offer, the issuer conceivably has both an incentive and the ability to set the offer price at a level that will maximize the chances of obtaining the desired volume of repurchased Units, while minimizing the overall premium paid. Conversely, the Fund, absent extenuating circumstances, will apply, each quarter, the same comprehensive set of valuation policies and procedures to determine the applicable NAV per Unit. While NAV per Unit could change materially quarter-to-quarter, the Fund will not have any discretion in the determination of the Unit repurchase prices given the quarter-end NAV will be used as the repurchase price at the end of each quarter. The quarter-end NAV will permit the Fund to set a repurchase price that reflects current NAV more accurately than a repurchase price that is based on a prior month’s NAV that would require the Fund to estimate the effects of material changes when setting a repurchase price. A quarter-end repurchase price also will prevent arbitrage opportunities among Unitholders incentivized to exit, or new or existing Unitholders to enter or increase, respectively, their holdings in the Fund, at a stale NAV based on knowledge of events that have taken place since such previous month and which may cause NAV to differ materially from the previous month’s NAV. As noted above, the Fund does not have an incentive to maximize repurchases of Units or the ability to set the repurchase price at a level that will maximize the chances of obtaining a desired volume of repurchased Units. The quarterly repurchase price under the Repurchase Program will be based upon factors that are beyond the control of the Fund.

(v) The offer is contingent on the tender of a fixed number of shares. The Fund’s Repurchase Program is not contingent on a fixed number of Units being repurchased. Unitholders may choose to request the Fund to repurchase none, all or a portion of their Units on a quarterly basis.

[2]	See Brascan Ltd. v. Edper Equities, 477 F. Supp. 773, 792 (S.D.N.Y. 1979).

Warburg Pincus Access Fund, L.P.

October 14, 2025

(vi) The offer is open only for a limited period of time. As described further above, the Fund’s Repurchase Program will be open until 5 p.m. Eastern Time at least 10 business days prior to the relevant quarter-end, and as described further above, the Fund intends that the Repurchase Program will exist indefinitely. The risk of manipulation and pressure to sell typically associated with tender offers are not present in the Repurchase Program. In addition, for each quarter, the window during which a repurchase request can be made will generally commence on the first day of a quarter and will be open until at least 10 business days prior to the relevant quarter-end. Unitholders will have the opportunity to withdraw their repurchase request by 5 p.m. Eastern Time at least 10 business days prior to the relevant quarter-end. A Unitholder that decides not to participate in a repurchase in a given quarter will have an opportunity to do so in the subsequent quarter, thus further reducing the pressure to sell. These features of the Repurchase Program make it most unlike a tender offer.

In addition, because Units will be repurchased on a pro rata basis (based on the number of Units held by each person requesting repurchase) in the event the quarterly volume limitations are reached or the Fund determines to repurchase fewer Units than have been requested to be repurchased in any particular quarter, Unitholders will be able to request repurchase for at least a portion of their Units regardless of the particular day during the repurchase window when the unitholder chooses to submit its repurchase request and, therefore, will not be pressured to request repurchases at the beginning of a repurchase window.

(vii) The offeree is subjected to pressure to sell. As noted above, the Fund will not encourage, invite, solicit or in any way pressure Unitholders to participate in the Repurchase Program and will not offer to repurchase Units at a premium. The role of the Fund in effectuating repurchases under the Repurchase Program will be purely ministerial. Because the Repurchase Program will have no set termination date, Unitholders will not need to rush to make decisions regarding selling their Units to the Fund under the Repurchase Program, and will be able to withdraw their decision to sell their Units to the Fund until at least 10 days prior to the quarter-end. If a quarterly repurchase limitation is reached during any given quarter or the Fund determines to repurchase fewer Units than have been requested to be repurchased in any particular quarter, all repurchases under the Repurchase Program for such quarter will be made pro rata based on the number of Units held by each person requesting repurchase. Such proration, which will be based on ownership, reduces the incentive for Unitholders to rush to submit repurchase requests or to inflate repurchase requests. If the Repurchase Program reaches its quarterly limitation, new repurchase requests will be able to be submitted for the next calendar quarter. In addition, the combination of (1) disclosure of the Repurchase Program as an integral part of the Fund’s private offering at the time of the original investment decision with respect to all Classes of its Units, (2) the quarterly regularity of repurchases and (3) the NAV-based pricing of the repurchase price and the comprehensive policies and procedures for determining NAV, collectively will act together to decrease any coercive pressure on Unitholders.

Warburg Pincus Access Fund, L.P.

October 14, 2025

The Fund acknowledges that some features of the Repurchase Program may, to a limited extent, encourage a Unitholder to request repurchase of its Units at a particular time given the perpetual-life structure of the Repurchase Program. For example, Unitholders may feel pressure to request repurchase of their Units if they believe the Fund may receive repurchase requests in a calendar quarter in excess of the established maximum amount for that quarter. However, the Fund does not believe that these types of pressure are the types of pressure placed on offerees in a tender offer which the tender offer rules were intended to address. As noted above, the features of the Fund’s unit repurchase program will be disclosed to purchasers of all Classes of its Units at the time they purchase Units. As such, Unitholders will be informed of the terms of the Repurchase Program substantially in advance of the time of their decision to participate in the Repurchase Program, including that the Fund may determine to repurchase fewer Units than have been requested to be repurchased in any particular quarter. Unitholders will not, therefore, be presented with a “new” investment decision at the time they become eligible to request that the Fund repurchase their Units under the Repurchase Program. Moreover, even if Unitholders believe the Fund may receive repurchase requests in a quarter in excess of the established maximum for that quarter or that the Fund may determine to repurchase fewer Units than have been requested to be repurchased in any particular quarter, , they will be assured, as a result of the Repurchase Program’s proration mechanism, that they will be able to request repurchase for at least a portion of their Units during that quarter, regardless of the particular day during the quarter when they choose to submit their repurchase requests.

(viii) A public announcement of an acquisition program prior to the accumulation of stock by a purchaser, followed by a rapid accumulation of a large amount of securities. As noted above, the intent of the Fund’s Repurchase Program is to provide the Fund’s Unitholders with ongoing liquidity, not for the Fund to continuously re-acquire its own Units. Although it is possible that the Fund may be requested to repurchase a significant number of Units over an extended period of time depending on Unitholders’ decisions to exit their investment in the Fund, the presence of the 5% quarterly limitation means there is no reasonable likelihood that the Repurchase Program will result in a “rapid” accumulation of a large number of Units by the Fund.

The Fund will describe its Repurchase Program in the PPM and related offering materials, and to the extent applicable, in filings made pursuant to the Exchange Act. The Fund will promptly inform Unitholders, as required by the Repurchase Program, of any modification or suspension of the Repurchase Program. As noted above, Unitholders will be notified of the most recent quarterly repurchase price and most recently published NAVs per Unit for each Class of Units through the Fund’s website and/or through current or periodic reports filed by the Fund. Nevertheless, the Fund does not believe that its Repurchase Program is analogous to a publicly-announced acquisition plan which is followed by a rapid accumulation of a large amount of Units. Although disclosure of the Repurchase Program in periodic and current filings as described above may constitute a public announcement of its existence preceding repurchase, the Fund believes that any repurchase of Units that might occur will not be driven by pressure exerted by the Fund, as the Repurchase Program offers no premium to persons selling Units to the Fund for repurchase. Rather, any such accumulation would occur over time solely as a result of Unitholders opting to exit from the investment at a particular repurchase price of their own volition without pressure or prompting by the Fund, which is not the type of untoward pressure the tender offer rules were designed to prohibit. Several courts have agreed that offers without, among other things, a premium are not tender offers within the meaning of Rule 13e-4, as Unitholders are not subjected to the pressure the rule was designed to mitigate.3

[3]

See Panter v. Marshall Field & Co., 646 F.2d 271, 286 (7th Cir. 1981) (ruling that stockholders “were simply not subjected to the proscribed pressures the Williams Act was designed to alleviate”); Brascan, 477 F. Supp. at 792 (ruling that without high premium and threat that the offer will disappear, large purchases in short time do not represent the kind of pressure the Williams Act was designed to prevent); Kennecott Copper Corp. v. Curtiss-Wright Corp., 449 F. Supp. 951, 961 (S.D.N.Y. 1978) (ruling that there was no pressure, other than normal pressure of the marketplace, exerted on the stockholders), aff’d in relevant part, rev’d in part, 584 F.2d 1195, 1207 (2d Cir. 1978).

Warburg Pincus Access Fund, L.P.

October 14, 2025

Based on analysis of the eight factors discussed above, the Fund believes that repurchases of the Fund’s Units pursuant to its Repurchase Program do not implicate the concerns that the tender offer rules were intended to address.

The Fund notes that some courts have rejected a rigid application of the Wellman test and have, instead, applied what the Fund considers a reasonable “totality of circumstances” analysis.4 This analysis looks to all the circumstances surrounding the transaction to determine whether the chief objectives of the tender offer rules and regulations are being met, specifically, to remove the element of secrecy and undue pressure associated with such transaction and to provide Unitholders with adequate information to make an informed investment decision in connection therewith.5

The Fund believes that its Repurchase Program is not a tender offer even under a “totality of circumstances” analysis. Purchasers of all Classes of Units will be provided full disclosure of the Repurchase Program before they purchase Units and invest in the Fund and are informed that participation in the Repurchase Program will be their primary liquidity option if they want to sell their Units. In addition, the perpetual-life structure of the Fund’s Repurchase Program and the proration mechanism eliminate any undue pressure on Unitholders that is typical in tender offers. The Fund believes that the protections afforded to Unitholders by the tender offer rules are not needed for Unitholders who participate in the Repurchase Program. The Fund does not believe that a “substantial risk of ill-considered sales” made “by ill-informed unitholders” will exist for repurchases made under the unit repurchase program if the Rule 13e-4 procedural protections are not implemented.6 Additionally, due to the Fund’s reliance on Section 3(c)(7) of the Investment Company Act of 1940, as amended (the “1940 Act”) and its private placement pursuant to Regulation D of the Securities Act of 1933, as amended, all investors in the Fund are expected to be “qualified purchasers” (as such term is defined in the 1940 Act) and “accredited investors” (as such term is defined in Rule 501 of Regulation D).

For the reasons described above, the Fund believes that under a “totality of circumstances” analysis, the Fund’s Unitholders are not the “particular class of persons [that] need the protection of” the tender offer rules, in particular because the terms of the Repurchase Program will be fully disclosed at the time of purchase.

[4]	See Hanson Trust PLC v. SCM Corp., 774 F.2d 47, 57 (2d. Cir. 1985); see also Pin v. Texaco Inc., 793 F.2d 1448, 1454 (5th Cir. 1986) (applying same analysis to issuer tender offer case).
[5]	See, e.g., Wellman, 475 F. Supp. at 821-23; Pin, 793 F. Supp. at 1454; Hanson Trust, 774 F.2d at 54-57.
[6]	See Hanson Trust, 774 F.2d at 58.

Warburg Pincus Access Fund, L.P.

October 14, 2025

Finally, courts have specifically mentioned full disclosure of the time in which to make investment decisions, withdrawal rights and proration in the event the offer is oversubscribed in the context of discussing the substantive and procedural protections provided by Rule 13e-4.7 The Fund notes that the core of these protections are also inherent in the Fund’s Repurchase Program notwithstanding whether Rule 13e-4 is applicable.

Consistent with Conditions of SEC No-Action Relief

The Fund notes that the terms of its Repurchase Program are consistent with the conditions of relief granted by the Staff in prior no-action letters to non-listed vehicles that engage in continuous offerings and conduct NAV-based ongoing repurchase programs, except that repurchases will be conducted only on a quarterly, rather than a monthly, basis.8 By way of illustration, below is a table setting forth the key features underlying the relief granted in Blackstone Real Estate Income Trust, Inc. (“BREIT”), SEC No-Action Letter (September 12, 2016). As illustrated below, the Fund’s plan contains each of these key features or substantially similar features.

Key Features of Unit Repurchase Program	Blackstone Real Estate Income Trust, Inc.	Warburg Pincus Access Fund, L.P.
All material information relating to the repurchase program will be fully and timely disclosed to all unitholders. The terms of the repurchase program will be fully disclosed in the Fund’s offering documents, and the most recently determined NAV per unit for each class of the Fund’s units will always be available on the Fund’s website.	√	√

The Fund will not solicit repurchases under the repurchase program other than through the Fund’s offering materials and supplements thereto disclosing the transaction price and NAV per unit of each class of the Fund’s units. Unitholders desiring to request repurchase of all or a portion of their units will do so of their own volition and not at the behest, invitation or encouragement of the Fund. The role of the Fund in effectuating repurchases under the repurchase program will be ministerial.	√	√

[7]	See SEC v. Carter Hawley Hale Stores, Inc., 760 F.2d 945, 949 (9th Cir. 1985).
[8]

The SEC has previously granted no-action relief to certain registrants that make repurchases on a quarterly basis, but otherwise consistent with BREIT. See Griffin Capital Essential Asset REIT II, Inc., SEC No-Action Letter, Division of Corporate Finance, September 20, 2017 available at https://www.sec.gov/rules-regulations/no-action-interpretive-exemptive-letters/division-corporation-finance-no-action (“Griffin Capital”).

Warburg Pincus Access Fund, L.P.

October 14, 2025

Units will be repurchased monthly under the repurchase program at a price which will generally be equal to the NAV per unit for the applicable class of units for the prior month, and the Fund will provide unitholders information by supplement, disclosing the historical NAV per unit of each class of units and also provide each month the transaction price and the NAV per unit for each class of units on the Fund’s website. Subject to the terms of the repurchase program, the Fund will repurchase units at the transaction price per unit for the applicable type of the Fund’s units.	√	√[9]

Repurchases will be made on a monthly basis. The repurchase price normally will be paid in cash within three business days following the last calendar day of the applicable month and will be the same for all units of the same class repurchased in a given month.	√	√[10]

[9]

Repurchases will be made quarterly, based on the quarter-end NAV immediately following the commencement of a repurchase window, and will otherwise be consistent with BREIT. The Staff has granted similar no-action relief to issuers who have structured quarterly, rather than monthly, repurchase programs. See, e.g., Griffin Capital.

As described above, the Fund’s quarter-end NAV repurchase price has the added benefit of preventing arbitrage opportunities among current investors incentivized to exit, or new or existing investors to enter or increase their holdings in the Fund, at a stale, previous month’s NAV based on knowledge of events that have taken place since such previous month and which may cause a current month’s NAV to be higher or lower than the previous month’s NAV. The Fund respectfully notes that several other similarly-situated registrants (i.e., private funds exempt from registration under Section 3(c)(7) of the 1940 Act whose shares are registered under the Exchange Act), including ones that have launched recently, also employ repurchase programs that are not subject to the tender offer rules under the Exchange Act and effect repurchases at the quarter-end NAV immediately following the commencement of the repurchase window.

[10]

Id. The repurchase price will be made available to Unitholders via the Fund’s website and/or current reports on Form 8-K on or around the 20th business day following the applicable quarter-end in which a repurchase window opening occurs, and payment will be made within 45 days of the applicable quarter-end repurchase date.

Warburg Pincus Access Fund, L.P.

October 14, 2025

Repurchases under the repurchase program will be limited in any calendar month to units whose aggregate value is 2% of the combined NAV of all types of the Fund’s units as of the last calendar day of the previous month and will be limited in any calendar quarter to units whose aggregate value is 5% of the combined NAV of all types of Fund’s units of the last calendar day of the previous calendar quarter.	√	As noted, repurchases will be made on a quarterly basis, but otherwise share the 5% aggregate value limitation across all classes of units.

If the monthly or quarterly volume limitation is reached in any given month or the Fund determines to repurchase fewer units than have been requested to be repurchased in any particular month, repurchases under the repurchase program for such month will generally be made on a pro rata basis.	√	√[11]

Unitholders may withdraw any repurchase request by notifying the Fund’s transfer agent on the Fund’s toll-free information line before 4:00 p.m. Eastern time on the last business day of the applicable repurchase period.	√	√[12]

Material modifications, including any reduction to the monthly or quarterly limitations on repurchases, and suspensions of the repurchase program will be promptly disclosed in a supplement to the Fund’s offering documents, or periodic or current reports filed by the Fund, as well as on the Fund’s website.	√	√

[11]	Id.
[12]

The Fund’s transfer agent expects to maintain a toll-free information line that unitholders can call prior to the closing of the repurchase window to request the applicable form they must submit to the transfer agent to revoke their repurchase order.

Warburg Pincus Access Fund, L.P.

October 14, 2025

There will be no established regular trading market for the Fund’s units. The repurchase program will be terminated if the Fund’s units are listed on a national securities exchange or included for quotation in a national securities market, or in the event a secondary market for the Fund’s units develops.	√	√

The repurchase program is intended to remain open indefinitely for the life of the Fund unless modified or suspended by the Fund’s General Partner. The Fund is structured as a perpetual-life entity and has no intention to list its units for trading on an exchange or other trading market.	√	√

The repurchase program is open to all unitholders.	√	√

The Fund acknowledges that, unlike BREIT, it has not elected to be treated as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended. However, the Fund respectfully submits that the similarity of its Repurchase Program to those of BREIT and other similarly-situated, non-listed vehicles that conduct NAV-based repurchase programs, and the material consistency of the terms of the Fund’s Repurchase Programs with the conditions of no-action relief granted by the Staff to BREIT and other similarly-situated, non-listed vehicles that conduct NAV-based repurchase programs, further demonstrate that the Fund’s Repurchase Program will not be an “issuer tender offer” subject to the tender offer rules, and that repurchases pursuant to its Repurchase Program do not implicate the policy concerns that the tender offer rules were intended to address.

Further, the Fund acknowledges that it is responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E under the Exchange Act and any available relief thereunder, to its separate Class E Unit repurchase arrangement for such Units held by Warburg Pincus and its affiliates and any future revisions thereto in the future. As described in the Registration Statement, the Fund may elect not to offer to repurchase Class E Units acquired by Warburg Pincus or its affiliates on a periodic basis, or may offer to purchase less than the Monthly Repurchase Amount, if, in the General Partner’s judgment, offering to repurchase the full Monthly Repurchase Amount would place an undue burden on the Fund’s liquidity, adversely affect its operations or risk having an adverse impact on the Fund as a whole. Further, the General Partner may modify, suspend or terminate the Class E Unit repurchase arrangement if it deems such action to be in the best interests of the Fund and the best interests of its Unitholders.

Warburg Pincus Access Fund, L.P.

October 14, 2025

The Private Offering, page 27

6.

Staff comment: With respect to the continuous private offering and redemption program, please provide us with a legal analysis that supports your apparent belief that Regulation M would not prohibit repurchases during the offering.

Response: The Fund respectfully submits that Section 102(b)(3) of Regulation M exempts repurchases by limited partnerships at a price based on NAV which are effected in accordance with the terms and conditions of instruments governing the securities; provided that such securities are not traded on an exchange or through an inter-dealer quotation system or electronic communications network. Consistent with the foregoing: the Fund is a limited partnership; its Units are not traded on an exchange or through an inter-dealer quotation system or electronic communications network; and the repurchase price of the Units will be based on NAV as set forth in the PPM, Partnership Agreement and Repurchase Program. Accordingly, Regulation M would not prohibit the Fund from making repurchases during its continuous private offering.

Risk Factors, page 44

7.

Staff comment: We note that some of your risk factors appear under short phrases such as “intermediate entities,” “non-compete agreements,” “sustainability matters,” and other similar phrases. Please revise the entire risk factors section to include each risk factor under a subcaption that adequately describes the risk. Refer to Item 105(a) of Regulation S-K.

Response: The Fund will revise the disclosure as requested.

1940 Act Considerations, page 122

8.

Staff comment: We have referred this filing to the staff of the Division of Investment Management for assessment of your status under the Investment Company Act of 1940. Staff in that division may contact you separately in connection with their review.

Response: The Fund acknowledges the Staff’s comment.

Warburg Pincus Access Fund, L.P.

October 14, 2025

General

9.

Staff comment: Please confirm your understanding that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before that date, and you are not required to register pursuant to Section 12(g) of the Exchange Act, you may consider withdrawing the registration statement to prevent it from becoming effective and file it again at such time as you are able to respond to any remaining issues or comments.

Response: The Fund confirms its understanding that the Registration Statement will automatically become effective 60 days after filing and will become subject to the reporting requirements of the Exchange Act at such time.

10.

Staff comment: We note numerous omitted disclosures in the registration statement. By way of example only, please refer to pages 7, 11, 24, 30, 165, 171, 172, 174, 176, 178 and 185. Please fill in all missing information in the next amendment or tell us the reason you are not required to do so under the federal securities laws. In this regard, we also note that your registration statement becomes effective automatically 60 days after filing.

Response: The Fund will complete the relevant disclosures in Amendment No. 1 to the Registration Statement.

***

Warburg Pincus Access Fund, L.P.

October 14, 2025

If you have any questions, please feel free to contact the undersigned by telephone at (212) 446-4839 (or by email at brad.green@kirkland.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Kirkland & Ellis LLP
Kirkland & Ellis LLP

cc:	Chris Turner, Warburg Pincus Access Fund, L.P. Nicole M. Runyan, P.C., Kirkland & Ellis LLP Ben Briggs, P.C., Kirkland & Ellis LLP Andrew Wright, P.C., Kirkland & Ellis LLP
Robert Blaustein, P.C., Kirkland & Ellis LLP
Peter Seligson, P.C., Kirkland & Ellis LLP